UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM C
UNDER THE SECURITIES ACT OF 1933

Form C: Offering Statement

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☒ Form C/A: Amendment to Offering Statement
  - ☒ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Nutri-Chef Gluten-Free Foods, LLC

Legal status of issuer

> *Form*
> Limited Liability Company
>
> *Jurisdiction of Incorporation/Organization*
> Missouri
>
> *Date of incorporation/organization*
> May 20, 2015 (converted to limited liability company October 16, 2018)

Physical address of issuer
2240 Edwards Street
St. Louis, Missouri 63110

Website of issuer
https://www.chefschoiceglutenfree.com/

Name of intermediary through which the Offering will be conducted
STL Critical Technologies JV I LLC, d/b/a Nvsted

CIK number of intermediary
0001700730

SEC file number of intermediary
007-00111

CRD number, if applicable, of intermediary
288930

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for

conducting the Offering, including the amount of referral and any other fees associated with the Offering 7.5% of the amount raised Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
Nvsted will receive an amount equal to 5% of the total amount raised.

Type of security offered
Convertible Notes

Target number of Securities to be offered
N/A

Price (or method for determining price)
N/A

Target offering amount
$60,000

Oversubscriptions accepted:

- ☒ Yes
- ☐ No

Oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☒ First-come, first-served basis
- ☐ Other:

Maximum offering amount (if different from target offering amount)
$107,000

Deadline to reach the target offering amount
January 14, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$671,000	$500,000
Cash & Cash Equivalents	$8,000	$5,000
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$574,000	$574,000
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0

Taxes Paid	$0	$0
Net Income	$0	$0

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: Form of Subscription Agreement and Convertible Note
EXHIBIT D: Operating Agreement

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
November 8, 2018

Nutri-Chef Gluten-Free Foods, LLC

Nutri-Chef Gluten-Free Foods, LLC (the "Company") is filing this Amendment to its Form C in order to adjust the Offering Close Date from March 30, 2019, to January 14, 2019. The original Form C was filed with the Securities and Exchange Commission on November 8, 2018.

Up to $107,000 of Convertible Notes

Nutri-Chef Gluten-Free Foods, LLC (the "Company"), is offering up to $107,000 worth of Convertible Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $60,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $60,000 by January 14, 2019. Unless the Company raises at least the Target Amount of $60,000 under the Regulation CF Offering (the "Closing Amount") by January 14, 2019 no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount up to $107,000 (the "Maximum Amount") on a first come, first served basis. The minimum amount of Securities that can be purchased is $205 per Purchaser. The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-

looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

Updates
Updates on the status of this Offering may be found at: https://nvstedwithus.com/nutrichef-company

About this Form C
You should rely only on the information contained in this Form C. The Company has not authorized anyone to provide you with information different from that contained in this Form C. The Company is offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

ELIGIBILITY

The Company has certified that all of the following statements are **TRUE** for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d)):

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Neither the issuer nor any of its predecessors have failed to comply with the ongoing reporting requirements of Rule 202 of Regulation CF.

BUSINESS AND ANTICIPATED BUSINESS PLAN

Nutri-Chef Gluten-Free Foods, LLC (the "Company") is a Missouri limited liability, and was formed on May 20, 2015 as a Missouri corporation under the name "Nutri-Chef Corporation". The Company converted to a limited liability company effective October 16, 2018.

The Company is in the business of developing, creating, marketing, distributing, and selling gluten-free soups. The Company's soups are slow kettle cooked, flavorful and filled with fresh ingredients. The Company's customer base consists of those concerned about or suffering from celiac disease, gluten sensitivity, gluten intolerance, gluten allergy, wheat allergy, autoimmune diseases such as thyroid disease, inflammatory conditions such as arthritis, as well as customers focused on general health and those with family or friends subject to any of the foregoing issues.

From its Company-owned facility located at 2240 Edwards Street in the Hill neighborhood of the City of St. Louis, Company has developed three varieties of soups: Chicken Noodle, Chicken Brown Rice Provencal, and Beef Taco with Real Cheddar Cheese.

A description of the Company's products and business can be found on the Company's profile page on Nvsted under https://nvstedwithus.com/nutrichef-company and the Company's website at https://www.chefschoiceglutenfree.com/.

The Company has not commenced selling its products on the market.

DIRECTORS AND OFFICERS OF THE COMPANY

The officers or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Directors (Managers) of the Company

Information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Kenneth A. Crecelius, Manager

Dates of Board Service: May 20, 2015 - Present
<u>Note</u>: The position was "Director" prior to the conversion of the Company to a limited liability company.

Business experience

Experienced professional and entrepreneurial manager seeks to continue progressive career in the marketing or marketing support field. Founded Hampton Sign-a-Rama in 1996. Experienced Manager with 31 years of responsibility in several brand and product marketing positions in consumer packaged goods field, including Ralston Purina Company.

Nutri-Chef Co. – November 2013 to Present: Owner and Founder of start-up venture to manufacture and distribute gluten free soups. Plan developed. Start-up capital secured. Sales Contract on location. Equipment reserved.

Dierbergs and Schnucks – November 2013 – Present : Deli Clerk

Global Resources –August 2013 to Nov. 2013: Business analyst helping small businesses to solve problems and take advantage of opportunities.

New York Life – August 2012 – July 2013: Generated prospects, analyzed financial situation, developed plan, managed account.

MetLife Financial Services – August 2011-August 2012 (St. Louis, MO): Performed prospecting, analysis of cases, solution design and closing responsibilities. Products utilized include insurance, annuities, stocks, bonds, mutual funds. Generated $950,000 sales in policy face amount.

Edward Jones 2010-August 2011 (St. Louis, MO): Acquired $360,000 in assets in 3 mos. Trained as financial advisor, resulting in the following licenses; Series 7, 66, Missouri Insurance License, Missouri long term care insurance. FA selling duties performed.

Hampton Sign-a-Rama 1996-2009 (St. Louis, MO): Achieved top sales of $250,000 per year. Founded and operated company that sells and manufactures many forms of signage. Managed five employees and performed all sole proprietor functions: administration, sales and marketing, finance, personnel management.

Paper Art Company 1987-1991 (Indianapolis, IN): Grew product line by 20% by creating unique segmentation strategy. Product Manager-Mass Accounts: Responsible for $10 million seasonal party goods lines (500 + SKUs) for the C.A. Reed division of the Mennen Company which nationally distributes paper

party goods to mass merchandisers, drug and food accounts. Responsibilities include line planning and execution of creative development, line size, item configuration, pricing, trade promotion, sales materials and trade advertising.

Ralston Purina Company 1981-1987 (St. Louis, MO): Successfully planned, developed, and introduced nationally served new brands.
Product Manager: Puppy Chow
Responsible for bottom line profitability of a $175 million brand, the second largest in the $3 billion dog food category. Managed planning, on-going brand performance, evaluation, and the execution of all marketing programs, support by a $21 million advertising and promotion budget.

Product Manager: New Dog Food Development
Responsible for the management of the new product development process from concept generation and screening through market simulation testing. Directed three external new product consultants and two internal departments in the development and testing of product prototypes and related creative elements.

Production Manager: Children's Cereal
Responsible for creative and product development of new children's cereal from concept generation through national introduction and for bottom line profitability in the market.

Gardner Advertising 1980 (St. Louis, MO): Account Executive for Ralston Purina Puppy Chow and Fit & Trim.

Citi Corp 1978-1980 (St. Louis, MO): Product Manager-managed national direct mail campaign for unsecured loans.

Education:
Washington University, St. Louis, Mo – 1978
      Masters of Business Administration-Marketing and Finance emphasis
University of Missouri, Columbia, MO-1976
      B.S. Business Administration-Economic Emphasis

Community Involvement:
President of the St. Louis Hills Neighborhood Assn., 2008-2010
Board Member of the 2nd District St. Louis Police Assn. 2003-2009
President of Hampton/Chippewa Business Assn. 1996-1999
Board Member of the St. Louis Ambassadors 1996-2003

Skills:
Strong leadership skills, excellent oral and written communication skills, excellent presentation skills, creative problem solving, analytical thinking, excellent people skills, goal oriented, identification of business opportunities, entrepreneurial.

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer	Name	Terms of Service	Responsibilities
President	Kenneth A. Crecelius	5/20/2015 - Present	General Management
Secretary	Kenneth A. Crecelius	5/20/2015 - Present	General Management

PRINCIPAL SECURITY HOLDERS

Ownership

A majority of the Company is owned by one individual. That individual is Kenneth A. Crecelius. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage Ownership
Kenneth A. Crecelius	10,000 Class A Common Units	100%

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products is highly competitive.
The Company faces competition with respect to any products that the Company may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of the Company's competitors have significantly greater financial, technical and human resources than the Company have and superior expertise in research and development and marketing approved products and thus may be better equipped than the Company to develop and commercialize products. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company are able to, which would adversely affect the Company's competitive position, the likelihood that the Company's products will achieve initial market acceptance and the Company's ability to generate meaningful additional revenues from the Company's products. The Company competes most directly with other companies selling health conscious soups marketed to adults. The Company also competes with other manufacturers of health-forward foods and companies providing convenient whole foods, and with manufacturers of more traditional fast and convenient foods. General competition in the food industry includes products owned by multinational corporations with significant financial resources. These competitors can use their resources and scale to rapidly respond to competitive pressures and changes in consumer preferences by introducing new products, reducing prices or increasing promotional activities. Demonstrating the quality and value of the Company's products are the critical factors for the success of the Company's company.

The minimum amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute the Company's business plan, the Company's continued operations will be in jeopardy and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of the Company's remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
The Company does not have the internal infrastructure necessary, and are not required, to complete an attestation about the Company's financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of the Company's financial controls. The Company expects to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Product safety and quality concerns, including concerns related to perceived quality of ingredients, or product recalls could negatively affect the Company's business.

The Company's success depends in large part on its ability to maintain consumer confidence in the safety and quality of all its products. The Company has acceptable product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims and negative publicity, which would cause its business to suffer. In addition, regulatory actions, activities by nongovernmental organizations and public debate and concerns about perceived negative safety and quality consequences of certain ingredients in the Company's products may erode consumers' confidence in the safety and quality issues, whether or not justified, and could result in additional governmental regulations concerning the marketing and labeling of the Company's products, negative publicity, or actual or threatened legal actions, all of which could damage the reputation of the Company's products and may reduce demand for the Company's products. A product recall or an adverse result in litigation could have an adverse effect on the Company's business, depending on the costs of the recall, the destruction of product inventory, competitive reaction and consumer attitudes. Even if a product liability claim is unsuccessful or without merit, the negative publicity surrounding such assertions could adversely affect the Company's reputation and brand image. The Company also could be adversely affected if consumers in the Company's principal markets lose confidence in the safety and quality of the Company's products.

The Company is vulnerable to fluctuations in the price and supply of ingredients, packaging materials, and freight.
The Company will acquire quantities of raw materials and ingredients in bulk. Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. Additionally, the prices of packaging materials and freight are subject to fluctuations in price. Our ability to pass along higher costs through price increases to the Company's customers is dependent upon competitive conditions and pricing methodologies employed in the various markets in which the Company competes. To the extent competitors do not also increase their prices, customers and consumers may choose to purchase competing products or may shift purchases to lower-priced private label or other value offerings which may adversely affect the Company's results of operations. The Company buy from a small number of producers and manufacturers. The supply and price are subject to market conditions and are influenced by other factors beyond the Company's control. The Company do not have long-term contracts with many of the Company's suppliers, and, as a result, they could increase prices or fail to deliver. The occurrence of any of the foregoing could increase the Company's costs and disrupt the Company's operations.

Failure by the Company's transportation providers to deliver the Company's products on time or at all could result in lost sales.
The Company will rely upon third-party transportation providers for all or a significant portion of the Company's product shipments. The utilization of delivery services for shipments is subject to risks, including increases in fuel prices, which would increase the Company's shipping costs, and employee strikes and inclement weather, which may impact the ability of providers to provide delivery services that adequately meet the Company's shipping needs.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on the Company's financial condition.
Our activities or products are subject to regulation by various federal, state, and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, and Commerce and Labor. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of the Company's products. The Company are also regulated with respect to matters such

as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on the Company's business and results of operations. Further, if the Company is found to be out of compliance with applicable laws and regulations in these areas, the Company could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on the Company's business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm the Company's business or reputation.

Reductions in sales of the Company's products will have an adverse effect on the Company's profitability and ability to generate cash to fund the Company's business plan.
The following factors, among others, could affect continued market acceptance and profitability of the Company's products:

- the introduction of competitive products;
- changes in consumer eating habits;
- changes in consumer perception about popular or "trendy" food products or diets;
- changes in consumer perception regarding the healthfulness of the Company's products;
- the level and effectiveness of the Company's sales and marketing efforts;
- any unfavorable publicity regarding similar products or regarding the Company's brand;
- litigation or threats of litigation with respect to the Company's products;
- the price of the Company's products relative to other competing products;
- price increases resulting from rising commodity or ingredient costs;
- any changes in government policies and practices related to the Company's products, labeling and markets;
- regulatory developments affecting the manufacturing, labeling, marketing or use of the Company's products;
- new science or research that disputes the healthfulness of the Company's products; and
- new science or research that results in new treatments for celiac disease, gluten intolerance or gluten allergies.

Adverse developments with respect to the sale of the Company's products would significantly reduce the Company's net sales and profitability and have a material adverse effect on the Company's ability to maintain profitability and achieve the Company's business plan.

In the event the Company moves forward with any independent certifications for gluten-free or other status (e.g., organic, non-GMO), the Company's products shall rely on such third party independent certifications.
The Company may in the future rely on independent certification of gluten-free, the Company's non-GMO, organic and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label the Company's products as such. The FDA has defined the term "gluten-free" and the Company must comply with the FDA's definition if the Company include this label on the Company's products. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such.

If the Company's brand or reputation is damaged, the attractive characteristics that the Company offers retailers may diminish, which could diminish the value of the Company's business.
The Company believes its products and brand will be attractive for customers because its products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both the Company's planned premium price. If the Company's brand or reputation is damaged for any

reason, consumers may no longer be willing to pay a premium price for the Company's products at the Company's then-current prices. If the Company no longer offer these characteristics, retailers may decrease their orders of the Company's products and downgrade the in-store placement of the Company's products, which could have an adverse effect on the Company's business and profitability.

The Company's success depends on the experience and skill of its founder. In particular, the Company is dependent on Kenneth A. Crecelius. There can be no assurance that Kenneth A. Crecelius will continue to be involved with the Company for a particular period of time. The loss of Kenneth A. Crecelius could harm the Company's business, financial condition, cash flow and results of operations.

The Company may be unable to protect the Company's intellectual property or trade secrets adequately. The Company has no patents or copyrights on its products, and currently has no licensed trademarks. To the extent that the Company seeks patent protection, any U.S. or other patents issued may not be sufficiently broad to protect their proprietary technologies. In addition, patents, even if granted, may be held invalid or unenforceable if challenged. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

The Company may not accurately forecast demand for the Company's products. The Company may find it difficult to grow its business or to survive if their actual market is smaller than expected.

Risks Related to the Securities

The Company are offering convertible notes which pose unique risks. A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round or sale of the issuer, or is repaid if not converted by a certain date. The investor effectively loans money to a startup with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. Since an investor is lending money to a Company, convertible notes will more often than not accrue interest as well. However, as opposed to being paid back in cash, this interest accrues to the principal amount invested, increasing the number of Units issued upon conversion. Investors face significant risk that the Company may not have sufficient cash flow to repay the note, with interest, at its maturity date.

The Convertible Notes will not be freely tradable until one year from the initial purchase date. Although the Convertible Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with such Purchaser's attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Convertible Notes. Because the Convertible Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Convertible Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Convertible Notes may also adversely affect the price that you might be able to obtain for the Convertible Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The Subscription Agreement and Convertible Note contains jurisdiction and venue provisions which require actions to be maintained in St. Louis County, Missouri, and the Purchaser waives his or her right to trial by jury.

Under the Subscription Agreement and Convertible Note of the Company, disputes will be resolved in the state or federal courts for St. Louis County, Missouri, and the Purchaser waives his or her right to trial by jury.

Disputes under the Operating Agreement requires arbitration.
Once the Convertible Notes convert to Units, any disputes will be subject to arbitration in accordance with the Operating Agreement.

The Offering

Purpose of Offering
The primary purpose of the Offering is to fund the acquisition and installation of certain food production equipment known as a "retort" and for costs related thereto. This equipment is used to sterilize food using heat and pressure as part of the food production process. The Company requires this equipment in order to be able to mass produce its products.

Use of Proceeds
The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised based on the Company's forecast.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Offering Expenses	12.5 %	$7,500	7%	$7,500
Equipment, Installation and related work	75%	$45,000	46.7%	$50,000
Marketing and Branding	6.25%	3,750	23.4%	25,000
Slotting Fees	6.25%	3,750	9.3%	$10,000
Other Operating Expenses	0%	0	13.6%	$14,500
TOTALS:	100%	$60,000	100%	$107,000

The above table of the anticipated use of proceeds is not binding on the Company and is merely description of its current intentions. If the costs associated with the equipment, installation and related work exceeds the amount set forth above, then funds otherwise allocated to marketing, branding and slotting fees will be reduced and application toward the equipment and installation thereof. The Company reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

Until the earlier of the qualified financing or sale of the Company, the Convertible Notes accrue an annual interest rate of 5% per annum, compounded annually. Upon a conversion, the issuer will issue Units. If the Units convert due to a Qualified Financing, then the Units shall be of the same type of class as issued to the Subsequent Investors. Otherwise, the Units shall be Class A Common Units. The Convertible Notes are subordinate to any senior indebtedness of the Company. The Units are subject to the terms and conditions of the Operating Agreement of the Company.

In connection with the conversion, the Purchaser will be required to deliver the Convertible Note to the Company, and will further be required to execute a joinder to the operating agreement of the Company and

such other documents and instruments as the Company may require. The Convertible Notes sold in this Offering will convert in the following circumstances:

Conversion Event	Description of Conversion Event	Conversion Price	Notes
Qualified Financing	Sale of Equity Securities for aggregate gross proceeds of at least $800,000 with the principal purpose of raising capital.	Conversion price is equal to 80% of the per Unit price paid by the Subsequent Investors in such Equity Securities in the Qualified Financing.	This results in the Purchaser acquiring Units at a 20% discount compared to the amount paid by the Subsequent Investors. The Units will be the same type and class of Units issued to the Subsequent Investors.
Sale of the Company	Consolidation or merger of the Company with another, (unless continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent); (ii) in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) disposition of all or substantially all of the assets of the Company.	Conversion price is *greater of*: (i) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (ii) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into Class A Common Units upon a "Qualified Financing" immediately prior to the Sale of the Company.	The Company will give the Investor at least 15 days prior written notice of the anticipated closing date of a Sale of the Company
Conversion at Maturity.	Upon the Maturity Date (i.e., the fourth anniversary of the date	<u>See</u> "Sale of the Company", above.	The Holder may elect to convert this Note into Class A Common

	of the Convertible Note).		Units as if a Sale of the Company had occurred by delivery of written notice to the Company at least 30 days prior to the Maturity Date (i.e., the fourth anniversary of the date of the Note).

Note: If the conversion of this Note would result in the issuance of a fractional Unit, the Company shall: (i) issue fractional units, (ii) round the number of units issued up to the nearest whole unit, or (iii) in lieu of issuance of a fractional Unit, pay the Holder an amount equal to the product resulting from multiplying the then current fair market value of a Unit into which this Note has converted by the fraction.

Other Material Terms

- The Company does not have the right to repurchase the Securities, other than in connection with an unauthorized transfer of Units or an "involuntary transfer" of Units under the Operating Agreement.
- The Securities do not have a stated return or liquidation preference.
- The Operating Agreement contains provisions that place restrictions on each Member (including a Purchaser who holds Class A Units as a result of a conversion) to use or disclose any Confidential Information of the Company.

The forms of the Subscription Agreement and Convertible Note are attached to this Form C as Exhibit C.

A copy of the current Operating Agreement of the Company is attached to this Form C as Exhibit D.

Nvsted Regulation CF rules regarding the investment process:

- investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

- The intermediary will notify investors when the target offering amount has been met;

- unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;

- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;

- if there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;

- if an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- if an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering.

Minimum amount of Convertible Notes being offered	$60,000
Maximum amount of Convertible Notes	$107,000
Purchase price per security	Not Applicable
Minimum investment amount per investor	$205
Offering deadline	January 14, 2019
Use of proceeds	See the description of the use of proceeds elsewhere in this Form C.
Voting Rights	Prior to conversion, no voting rights shall apply to the Convertible Notes. After conversion, Units may have voting rights if they convert to Class A Common Units.
Seniority	Convertible Notes are subordinate to senior indebtedness of the Company.

Restrictions on Transfer of Securities Being Offered

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company, (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, (3) as part of an IPO or (4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors or any employee, officer or director of a competitor, as determined by the Company in good faith. The Purchaser must provide written notice to the Company in connection with

any transfer of Securities. A qualified transferee must agree to be bound by the terms and conditions of the Operating Agreement of the Company in connection with any transfer.

Furthermore, upon the event of an IPO, the capital equity into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Not applicable

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

Capitalization
The Company has the following outstanding Securities:

Type of Security	Amount	Voting Rights	How this Security may limit, dilute or qualify the Securities issued pursuant to this Offering	Percentage Ownership of the Company by the holders of such Securities prior to the Offering	Other Material Terms
Class A Common Units	10,000	Yes	N/A	100%	N/A

Indebtedness of Issuer
The Company has the following debt outstanding:

Creditor	Balance	Interest Rate	Maturity Date	Security
Lindell Bank	203,000	5.5	2026	Real Estate
Fortune Bank	325,000	5.75	2021	Equipment

Other Exempt Offerings

The issuer has not conducted any exempt offerings within the past three years.

FINANCIAL CONDITION OF ISSUER

The financial statements are an important part of this Form C and to a potential Purchaser's understanding of the financial condition of the Company and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

The issuer does not have an operating history and has not generated any sales or income.

Liquidity and Capital Resources
The Offering proceeds are essential to the Company's operations. The Company plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of the Company's business strategy. The Offering proceeds will have a beneficial effect on the Company's liquidity, and will be used to execute the Company's business strategy. The Company does not have any additional sources of capital other than the proceeds from the Offering.

Real Estate
The Company owns its facility located at 2240 Edwards Street, St. Louis, Missouri. The Company does not know the current fair market value of the facility. The most recent valuation of the real estate was performed approximately two (2) years ago, and the real estate was appraised with a fair market value of approximately $285,000. The facility is secured by a Deed of Trust for the loan owed to Lindell Bank, referenced under the section captioned "Indebtedness of Issuer", above.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future other than for equipment and other uses described in the "use of proceeds" section.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Operations
The Company has not commenced operations. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce profits and/or obtain financing sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts.

Material Changes and Other Information Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as **Exhibit B**.

Valuation
As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its ownership interests (or grants options over its ownership interests) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash

investments from outside investors, like you, the new investors typically pay a much larger sum for their Units than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each Unit of the same type is worth the same amount, and you paid more for your ownership interests (or the notes convertible into ownership interests) than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. if this happens, the value of the investment will go down.

Intellectual Property
The Company does not have any licensed trademarks or other registered intellectual property. The Company has filed an intent-to-use trademark application with the United Stated Patent & Trademark Office (Application #86672659).

Litigation
None

Dilution
Even once the Convertible Notes convert into equity securities, the investor's stake in the Company could be diluted due to the Company issuing additional Units. In other words, when the Company issues more Units (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of Units outstanding could result from an equity offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising Unit options, by the granting of Units to employees or independent contractors as compensation, or by conversion of certain instruments (e.g. convertible bonds, preferred Units or warrants) into Units.

If the Company decides to issue more Units, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit (though this typically occurs only if the Company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the Company sells more Units in a "down round," meaning at a lower valuation than in earlier Offerings.

This type of dilution might also happen upon conversion of convertible notes into Units. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more Units than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a Unit price

ceiling. Either way, the holders of the convertible notes get more Units for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more Units for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Units to hold a certain amount of value, it's important to realize how the value of those Units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Unit, ownership percentage, voting control, and earnings per Unit.

Tax Matters
EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Other
Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the information set forth in the section captioned "Financial Condition of Issuer", set forth above. Financial statements are attached hereto as Exhibit B.

OTHER MATERIAL INFORMATION

Bad Actor Disclosure
None

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation CF Offering during any 12-month period:

If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.

If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30 (120 days after fiscal year end).

Once posted, the annual report may be found on the Company's website at:

https://www.chefschoiceglutenfree.com/

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation CF (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

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(Signature)

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(Name)

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(Title)

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(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation CF (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

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(Signature)

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(Name)

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(Title)

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(Date)